Exhibit 99.1

OCEAN RIG UDW INC., ANNOUNCES ENHANCED DRILLRIG HOLDINGS INC ("DRH")  SCHEME TERMS AND AGREEMENT WITH AN AD HOC GROUP OF NOTEHOLDERS
OF THE 6.5% NOTES ISSUED BY DRH TO SIGN UP TO THE AMENDED RESTRUCTURING SUPPORT AGREEMENT
•	Amendments made to Restructuring Support Agreement ("RSA") reflecting agreement with Drill Rig Holdings Inc. ("DRH") ad hoc group of noteholders (the "DRH Group")
•	Members of DRH Group to accede to RSA and DRH Scheme to be launched alongside UDW, DFH and DOV Schemes
•	Drillship Ocean Ventures Inc. ("DOV") and Drillships Financing Holdings Inc. ("DFH") majority supporting lenders and management supportive of the amended RSA
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The amount of equity in the reorganized UDW that will be distributed to holders of DRH Notes under the DRH Scheme (the "DRH Scheme Shares") will be increased from 2.6% to 3.6% (on a fully diluted basis)

•	Deadline for DRH Early Consent Fee extended to 5pm NY time on MAY 31, 2017 and increased from $2.5 million to $3.0 million
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Schemes of Arrangement petitions commencing scheme proceedings (the "Schemes") for Ocean Rig UDW Inc., DFH, DOV and DRH expected to be filed shortly with the Grand Court in the Cayman Islands (the "Cayman Court")

May 18, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that it had reached an agreement with the DRH Group that will enhance the recoveries of the holders of the 6.5% Senior Secured Notes due 2017 issued by DRH (the "DRH Notes") under the DRH Scheme. Under the modified scheme, the amount of equity in the reorganized UDW that will be distributed to holders of DRH Notes under the DRH Scheme (the "DRH Scheme Shares") will be increased from 2.6% to 3.6% (on a fully diluted basis) and the DRH Early Consent Fee will be increased from $2.5 million to $3.0 million.  In addition, holders of DRH Notes will be provided an option to put their DRH Scheme Shares to the members of the DRH Group on the effective date of the DRH Scheme for cash equal to 90% of the value of the DRH Scheme Shares (the "DRH Cash Option"). All other commercial terms of the DRH Scheme remain the same. The Schemes will affect only the financial indebtedness of the Ocean Rig group and the recoveries under the UDW Scheme (including the recoveries in respect of UDW's guaranty of the DRH Notes) will not be affected by the enhancements to the DRH Scheme recoveries.  Operations will continue unaffected, and trade creditors and vendors will continue to be paid in the ordinary course of business.
DRH Group to Support Schemes
As had previously been reported, the DRH Group advised the JPLs that it controls a blocking position in the DRH Scheme (i.e. more than 25% of the DRH Notes) and intended to block the DRH Scheme in its original form.  In light of that information, the JPLs and the directors of DRH concluded that they were not in a position to promote the DRH Scheme together with the UDW, DFH and DOV Schemes, notwithstanding a significant level of support for the original DRH Scheme from other holders of DRH notes.  As a result of the enhancements to the DRH Scheme reflected in the amendment to the RSA and negotiations among the DRH Group, the Majority Supporting Lenders and the Company, the members of the DRH Group have agreed to accede to and become bound by the amended RSA.  As of the date hereof, holders of approximately 57% of the face amount of the DRH bonds have agreed to accede to the RSA.
DRH Cash Option
The terms of the DRH Scheme have also been modified to provide the DRH Cash Option, pursuant to which holders of DRH Notes will be provided an option to put their DRH Scheme Shares to the members of the DRH Group for cash equal to 90% of the value of the DRH Scheme Shares. In exchange for their agreement to underwrite the DRH Cash Option, the members of the DRH Group will receive on the effective date of the DRH Scheme a fee of 1.0% of the equity of reorganized UDW (the "DRH Cash Option Fee").

Support by DFH and DOV Lenders and Management
The enhancements to the DRH Scheme and the DRH Cash Option Fee will not affect the distributions under the UDW Scheme (including distributions in respect of UDW's guaranty of the DRH Notes).
The additional 1.0% of equity to be distributed under the DRH Scheme, the $500,000 increase in the DRH Early Consent Fee and the 1.0% of equity for the DRH Cash Option will be funded 90% by a reduction in consideration under the DOV Scheme and the DFH Scheme, and funded 10% by a reduction in entitlements under the management equity plan.
Supporting Creditors holding a majority of the DFH loans and the DOV loans have approved the amendments to the RSA.
In addition, the Company has agreed to pay legal fees of the advisors to the DRH Group on the effective date of the DRH Scheme capped to a fixed dollar amount.
Promotion of Schemes
As a result of the agreement reached with the DRH Group, the directors of DRH, together with the JPLs, will promote the revised DRH Scheme alongside the UDW, DFH and DOV Schemes.
Ocean Rig is in the process of making appropriate adjustments to the Scheme documents and the accompanying explanatory statement to reflect the terms of the amendment, and expects to be in a position to lodge the Schemes with the Cayman Court and formally commence scheme proceedings under section 86 of the Companies Law (2016 Revision) shortly thereafter.
George Economou, Ocean Rig's Chairman and Chief Executive Officer commented:
"We are committed to the successful restructuring of Ocean Rig's financial indebtedness for the benefit of all creditors. With the efforts of the DFH and DOV lenders and management, and the assistance from the DRH Group, we are pleased to have reached an agreement that improves the recoveries of all DRH Creditors while keeping UDW Creditor recoveries unchanged. We expect the Cayman court to hold a convening hearing for all four Schemes in June and to complete the restructuring of our core assets by the end of the summer and to reemerge with a healthy balance sheet."
Simon Appell, as JPL of the Scheme Companies and DRH commented:
"We have worked diligently in recent weeks with the DRH Group and other stakeholders to help facilitate parties coming to agreed terms for the DRH restructuring. We are thankful for the constructive efforts of all parties to the negotiations and are pleased to be in the position to promote the DRH Scheme together with the other group Schemes."
A copy of the amendment to the RSA as well as information regarding the Schemes, the Cayman Proceedings, and the Chapter 15 Proceedings is available from the website of the Group's information agent (at https://cases.primeclerk.com/oceanrig), Prime Clerk LLC, whose contact details are provided below.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com

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